Atlantic Coastal Acquisition Corp.

6 St Johns Lane, Floor 5

New York, NY 10013

March 2, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sherry Haywood and Erin Powell

Re:	Atlantic Coastal Acquisition Corp. Registration Statement on Form S-1 File No. 333-253003

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlantic Coastal Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 3, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Pillsbury Winthrop Shaw Pittman LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Stephen C. Ashley, of Pillsbury Winthrop Shaw Pittman LLP, special counsel to the Company, at (212) 858-1101, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Shahraab Ahmad
Shahraab Ahmad
Chief Executive Officer